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                             October 19, 2023

       Brent Beal
       Chief Executive Officer
       ETX Park Fund #2, LLC
       203 East Main, Suite 200
       Nacogdoches, TX 75961

                                                        Re: ETX Park Fund #2,
LLC
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed October 10,
2023
                                                            File No. 024-12222

       Dear Brent Beal:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 6, 2023 letter.

       Offering Statement on Form 1-A filed October 10, 2023

       Cover Page

   1. We acknowledge your revised disclosure in response to prior comment 4. Please highlight the transfer
restrictions on the cover page of your offering statement.
       Use of Proceeds, page 15

   2. We acknowledge your revised disclosure in response to prior comment 3. We also refer to your revised
disclosures elsewhere stating that the amount of the payment will be negotiated between
Austin Bank and ETX Park Fund #1 LP. Please revise to clarify the amount on the lien if
it is more than the amount you anticipate paying, which you state is
                                                        $370,125, or otherwise
explain why the amount to be repaid must be negotiated. Please also revise your use of
proceeds disclosure to state that the land acquisition amount is intended to cover the
Austin Bank lien held by ETX Park Fund #1 LP in its entirety.
 Brent Beal
ETX Park Fund #2, LLC
October 19, 2023
Page 2

       Please contact Isabel Rivera at 202-551-3518 or Dorrie Yale at 202-551-8776 with any questions.



                                                          Sincerely,
FirstName LastNameBrent Beal
                                                          Division of
Corporation Finance
Comapany NameETX Park Fund #2, LLC
                                                          Office of Real Estate
& Construction
October 19, 2023 Page 2
cc:       Nicholas Antaki
FirstName LastName